EARLYBIRDCAPITAL, INC.

366 Madison Avenue | 8th Floor

New York, NY 10017

June 18, 2020

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Mr. David Link

Re:	Brilliant Acquisition Corporation

Registration Statement on Form S-1

Registration No. 333-237153

Gentlemen:

In connection with the Registration Statement on Form S-1 of Brilliant Acquisition Corporation, the undersigned, which is acting as the representative of the underwriters of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 4:00 p.m. on June 23, 2020 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”).

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 358 copies of the Preliminary Prospectus dated June 5, 2020 have been distributed to prospective underwriters, dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

Very truly yours,

EARLYBIRDCAPITAL, INC.

By: /s/ Steven Levine

Name: Steven Levine

Title: CEO